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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                            ------------------------
                           TRIAD SYSTEMS CORPORATION
                           (Name of Subject Company)
                            ------------------------
                             CCI ACQUISITION CORP.
                          COOPERATIVE COMPUTING, INC.
                                   (Bidders)
                            ------------------------

                         Common Stock, $.001 par value
                         (Title of Class of Securities)
                            ------------------------

                                  895818 20 1
                     (CUSIP Number of Class of Securities)
                            ------------------------
                            LAWRENCE D. STUART, JR.
                     HICKS, MUSE, TATE & FURST INCORPORATED
                         200 CRESCENT COURT, SUITE 1600
                            DALLAS, TEXAS 75201-6950
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)
                            ------------------------
                                    Copy to:

                               THOMAS A. ROBERTS
                                DAVID A. BRYSON
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                            ------------------------
                                OCTOBER 17, 1996
    (Date of Event which Requires Filing of this Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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                 $182,232,844                                      $36,447
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

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase, at a price per Share of $9.25 in cash, of the 17,749,158 shares of common stock, $.001 par value ("Shares"), of the Company issued and outstanding as of September 30, 1996, 1,838,190 Shares issuable upon the exercise of outstanding options, and an estimated 113,500 Shares issuable under the subject company's 1990 Employee Stock Purchase Plan.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None                        Filing Party: Not Applicable
Form or Registration No.: Not Applicable              Date Filed: Not Applicable

                               Page 1 of    Pages
                      Exhibit Index is located on Page
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

---------------------------------                             ---------------------------------
      CUSIP NO. 895818 20 1                  14D-1                    Page 2 of 7 Pages
---------------------------------                             ---------------------------------
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                  NAME OF REPORTING PERSON
      1             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      CCI Acquisition Corp.
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                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) / /
      2
                                                                                      (b) / /
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      3           SEC USE ONLY
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                  SOURCE OF FUNDS
      4           BK, AF
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                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      5           PURSUANT TO ITEM 2(e) or 2(f).                                          / /
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                  CITIZENSHIP OR PLACE OF ORGANIZATION
      6                    State of Delaware
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                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      7             PERSON                        3,537,094*
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                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      8           CERTAIN SHARES                                                          / /
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                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      9                    18.0%
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                  TYPE OF REPORTING PERSON
     10                    CO
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

* On October 17, 1996, Cooperative Computing, Inc., a Texas corporation ("Parent"), and CCI Acquisition Corp., a Delaware corporation and an affiliate of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders (collectively, the "Selling Stockholders") of Triad Systems Corporation (the "Company"), pursuant to which the Selling Stockholders, which include all of the members of the Board of Directors of the Company, agreed to validly tender and not withdraw pursuant to Purchaser's offer to purchase an aggregate of 3,537,094 shares of common stock, $.001 par value per share (the "Shares"), of the Company representing all of the outstanding Shares which are owned of record or beneficially by them. Such Shares represent approximately 18.0% of the Shares outstanding calculated on a fully-diluted basis. The Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase, dated October 23, 1996.

---------------------------------                             ---------------------------------
      CUSIP NO. 895818 20 1                  14D-1                    Page 3 of 7 Pages
---------------------------------                             ---------------------------------
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                  NAME OF REPORTING PERSON
      1           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                           Cooperative Computing, Inc.
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                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) / /
      2
                                                                                      (b) / /
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      3           SEC USE ONLY
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                  SOURCE OF FUNDS
      4           OO
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                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      5           REQUIRED PURSUANT TO ITEM 2(e) or 2(f).                             / /
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                  CITIZENSHIP OR PLACE OF ORGANIZATION
      6                    State of Texas
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                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      7             PERSON                        3,537,094*
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                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
      8           EXCLUDES CERTAIN SHARES                                               / /
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                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      9                    18.0%
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                  TYPE OF REPORTING PERSON
     10                    CO
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

* On October 17, 1996, Cooperative Computing, Inc., a Texas corporation ("Parent"), and CCI Acquisition Corp., a Delaware corporation and an affiliate of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders (collectively, the "Selling Stockholders") of Triad Systems Corporation (the "Company"), pursuant to which the Selling Stockholders, which include all of the members of the Board of Directors of the Company, agreed to validly tender and not withdraw pursuant to Purchaser's offer to purchase an aggregate of 3,537,094 shares of common stock, $.001 par value per share (the "Shares"), of the Company representing all of the outstanding Shares which are owned of record or beneficially by them. Such Shares represent approximately 18.0% of the Shares outstanding calculated on a fully-diluted basis. The Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase, dated October 23, 1996.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 is filed by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), and Cooperative Computing, Inc., a Texas corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.001 par value (the "Shares"), of Triad Systems Corporation (the "Company"), at $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). The sole stockholders of each of Parent and Purchaser are Glenn E. Staats and Preston W. Staats, Jr. Pursuant to the terms of the Securities Purchase Agreement, a copy of which is attached as Exhibit (c)(3) hereto, the stockholders of Parent will contribute all of the issued and outstanding common stock of Purchaser to Parent prior to consummation of the Offer and, as a result, Purchaser will become a wholly owned subsidiary of Parent.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser and Parent of beneficial ownership of 3,537,094 Shares owned of record or beneficially by certain stockholders of the Company pursuant to the terms of the Stockholders Agreement, a copy of which is attached as Exhibit (c)(2) hereto. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Triad Systems Corporation, a Delaware corporation. The address of the Company's principal executive offices is 3055 Triad Drive, Livermore, California 94550.

     (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page of the Offer to Purchase and under "Introduction," in Section 9, and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither Purchaser or Parent nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) The information set forth under "Introduction," and in Sections 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth under "Introduction" and in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a)-(e) The information set forth under "Introduction" and in Sections 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth under Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth under "Introduction" and in Section 12 and
Section 9 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Introduction" and in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "Introduction" and in Sections 9, 11, and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth under Sections 9, 10, and 12 of the Offer to Purchase is incorporated herein by reference.

     (b)-(e) The information set forth under Sections 10 and 15 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated October 23, 1996.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated October 23, 1996.

     (a)(8) Text of Press Release, dated October 17, 1996.

     (b) Commitment Letter, dated October 16, 1996, from Chase Securities, Inc. and The Chase Manhattan Bank to Purchaser.

     (c)(1) Agreement and Plan of Merger, dated October 17, 1996, among Parent, Purchaser, and the Company.

     (c)(2) Stockholders Agreement, dated October 17, 1996, among Parent, Purchaser, and the Selling Stockholders.

     (c)(3) Securities Purchase Agreement, dated as of October 16, 1996, among Hicks Muse, Parent, Applied Data Specialty, Inc., Canadian Aftermarket Network, Inc., and Purchaser.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: October 23, 1996

                                            CCI ACQUISITION CORP.

                                            By:    /s/  PATRICK K. McGEE
                                              ----------------------------------
                                              Name:  Patrick K. McGee
                                              Title: Vice President

                                            COOPERATIVE COMPUTING, INC.

                                            By:    /s/  MATTHEW HALE
                                              ----------------------------------
                                              Name:  Matthew Hale
                                              Title: Vice President and
                                                     Chief Financial Officer

                                 EXHIBIT INDEX

  EXHIBIT                                                                             PAGE
  NUMBER                                 DESCRIPTION                                   NO.
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
  (a)(1)   -- Offer to Purchase, dated October 23, 1996
  (a)(2)   -- Letter of Transmittal
  (a)(3)   -- Notice of Guaranteed Delivery
  (a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees
  (a)(5)   -- Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees
  (a)(6)   -- Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9
  (a)(7)   -- Form of Summary Advertisement, dated October 23, 1996
  (a)(8)   -- Text of Press Release, dated October 17, 1996
  (b)      -- Commitment Letter, dated October 16, 1996, from Chase Securities,
              Inc. and The Chase Manhattan Bank to Purchaser
  (c)(1)   -- Agreement and Plan of Merger, dated October 17, 1996, among Parent,
              Purchaser, and the Company
  (c)(2)   -- Stockholders Agreement, dated October 17, 1996, among Parent,
              Purchaser, and the Selling Stockholders
  (c)(3)   -- Securities Purchase Agreement, dated as of October 16, 1996, among
              Hicks Muse, Parent, Applied Data Specialty, Inc., Canadian
              Aftermarket Network, Inc., and Purchaser
  (d)      -- None
  (e)      -- Not applicable
  (f)      -- None